Exhibit 12

Wyeth

Computation of Ratio of Earnings to Fixed Charges

(In thousands except ratio amounts)

	Nine Months Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Earnings (Loss):
Income (loss) from continuing operations before income taxes	$5,084,641	$6,456,682	$5,429,904	$4,780,589	$(129,847)	$2,361,612
Add:
Fixed charges	477,343	754,290	625,513	461,431	360,805	346,564
Minority interests	14,678	23,277	29,769	26,492	27,867	32,352
Amortization of capitalized interest	24,200	24,240	22,465	21,356	9,350	8,772
Less:
Equity income (loss)	582	130	(317)	(104)	(524)	(468)
Capitalized interest	52,100	79,600	71,400	46,450	86,750	115,800

Total earnings as defined	$5,548,180	$7,178,759	$6,036,568	$5,243,522	$181,949	$2,633,968

Fixed Charges:
Interest and amortization of debt expense	$381,963	$616,983	$498,847	$356,834	$221,598	$182,503
Capitalized interest	52,100	79,600	71,400	46,450	86,750	115,800
Interest factor of rental expense(1)	43,280	57,707	55,266	58,147	52,457	48,261

Total fixed charges as defined	$477,343	$754,290	$625,513	$461,431	$360,805	$346,564

Ratio of earnings to fixed charges	11.6	9.5	9.7	11.4	0.5	7.6

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.